Jianpu Technology Inc.

21/F Internet Finance Center

Danling Street, Beijing

People’s Republic of China

September 30, 2022

VIA EDGAR

Mr. Joseph Cascarano

Ms. Inessa Kessman

Mr. Kyle Wiley

Mr. Mitchell Austin

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jianpu Technology Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed April 29, 2022
File No. 001-38278

Dear Mr. Cascarano, Ms. Kessman, Mr. Wiley and Mr. Austin:

The Company has received the letter dated September 22, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”). The Company respectfully submits to the Staff to request an extension to the deadline for responding to the letter. This is due to the upcoming National Day public holidays in China that run from October 1, 2022 through October 7, 2022, resulting in additional time required to gather sufficient information and prepare thorough responses to address certain comments in the letter. The Company will provide its response to the letter via EDGAR as soon as possible, in any event no later than October 21, 2022.

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 21 6193-8210 or via e-mail at haiping.li@skadden.com. Thank you very much.

Very truly yours,

/s/ Yilü (Oscar) Chen
Yilü (Oscar) Chen
Chief Financial Officer

cc:	Daqing (David) Ye, Chief Executive Officer and Chairman of the Board of Directors, Jianpu Technology Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Walter Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP